UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023.

Commission File Number 001-36433

GasLog Partners LP
(Translation of registrant’s name into English)

c/o GasLog LNG Services Ltd.
69 Akti Miaouli 18537
Piraeus Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

On July 17, 2023, Curtis V. Anastasio, Roland Fisher and Kristin H. Holth stepped down from the board of directors (the “Board”) of GasLog Partners LP (the “Partnership”), effective immediately.  On July 19, 2023, the Partnership appointed James Berner as a director of the Partnership and a member of the audit committee of the Board.  Following these changes, the Board currently consists of three directors.

On July 21, 2023, the Board subsequently approved an amendment to the Partnership’s Seventh Amended and Restated Agreement of Limited Partnership that makes certain changes relating to the composition of the Board and other changes to reflect the ownership of all outstanding common units of the Partnership by GasLog Ltd. (“GasLog”) following the consummation of the previously announced merger involving GasLog and the Partnership on July 13, 2023.  The Eighth Amended and Restated Agreement of Limited Partnership is attached hereto as Exhibit 3.2.

EXHIBIT LIST

Exhibit	Description

3.2	Eighth Amended and Restated Agreement of Limited Partnership of the Partnership

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GASLOG PARTNERS LP

Date: July 24, 2023	By:	/s/ Paolo Enoizi
		Name:	Paolo Enoizi
		Title:	Chief Executive Officer